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                                 [CanWest Global
                              Communications Corp.
                                      LOGO]

                                  NEWS RELEASE

For Immediate Release
September 6, 2005

                   CanWest Awarded FM Radio Licence in the UK
          Licence marks first ever OFCOM award to foreign media company

Winnipeg: CanWest Global Communications Corp., Canada's largest media company, today announced the Company has been awarded a licence to launch an FM radio station serving the Solent region of the United Kingdom. The licence, issued by OFCOM, the broadcast regulator in the U.K., provides for a twelve year term for an FM station serving the Southampton, Portsmouth and Bournemouth region of southern England.

The station to be known as Original 106 will play an album-led mix of music, from a wide range of artists and will target listeners in the 40-59 year-old demographic, bolstered by 24 hour local news coverage. The station will broadcast to a region of southern England with an estimated 1.5 million listeners (adult 15+ population). No launch date has been announced but the station plans to be on the air sometime in 2006.

"CanWest is pleased and honoured to be the first non-U.K. broadcaster awarded a radio licence by OFCOM. We look forward to becoming a vibrant part of the community in southern England," said Tom Strike, President of CanWest MediaWorks International.

CanWest has developed successful and popular radio formats in Canada and, in particular, New Zealand where CanWest RadioWorks broadcasts to the entire country in a variety of formats under six different national radio brands. CanWest was previously a minority owner of the Talk Radio UK network in the early 1990s and a bidder for Channel 5, a national television licence. The addition of Original 106 furthers CanWest's international growth strategy and responds to its long-standing ambition to participate directly in the U.K. broadcasting market. "We are encouraged by this licence award and intend to vigorously pursue our international expansion initiatives, building upon the most recent addition to the CanWest family," added Leonard Asper, President and Chief Executive Officer of CanWest.

CanWest will be supported in the launch of Original 106 by a group of local business leaders who will take a role on the Original 106 Board of Directors.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV www.CanWestglobal.com is an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.


For further information, contact:

Geoffrey Elliot
Vice President, Corporate Affairs
Ph:  (204) 956-2025
Fax: (204) 947-9841